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                           September 11, 2020

       C. David Cone
       Executive Vice President and Chief Financial Officer
       Taylor Morrison Home Corp
       4900 N. Scottsdale Road, Suite 2000
       Scottsdale, Arizona 85251

                                                        Re: Taylor Morrison
Home Corp
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed February 19,
2020
                                                            File No. 001-35873

       Dear Mr. Cone:

               We have reviewed your July 31, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 17, 2020 letter.

       Form 10-K for Fiscal Year Ended December 3, 2019

       Non-GAAP Measures, page 41

   1. We note your response to comment 1 in which you tell us of your intent to include the non-GAAP measures
disclosed in the March 31, 2020 Form 10-Q in future filings for comparative purposes
and consistency of presentation. Please consider also including a discussion in future
filings of any changes in the specific measures presented between periods such that an
investor can understand how management perceives the usefulness of the measures underlying
those changes.
              You may contact Paul Cline at (202_551-3851 or Robert Telewicz at
(202)551-3438 if
       you have questions.
 C. David Cone
Taylor Morrison Home Corp
September 11, 2020
Page 2


FirstName LastNameC. David Cone          Sincerely,
Comapany NameTaylor Morrison Home Corp
                                         Division of Corporation Finance
September 11, 2020 Page 2                Office of Real Estate & Construction
FirstName LastName